                                          File No. 70-


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549



                             FORM U-1


                     APPLICATION/DECLARATION


                              UNDER


          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935





                   NEW ENGLAND ELECTRIC SYSTEM

                               and

               NEW ENGLAND ELECTRIC RESOURCES, INC.

             (Name of company filing this statement)



       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

    (Name of top registered holding company parent in system)






Michael E. Jesanis                      Robert King Wulff
Treasurer                               Corporation Counsel
25 Research Drive                            25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582


           (Names and addresses of agents for service)

  New England Electric Resources, Inc. ("NEERI"), a wholly-owned, non-utility subsidiary of New England Electric System ("NEES"), was organized for the purpose of pursuing new business opportunities.

  NEES is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") owning electric utility subsidiaries, New England Power Service Company ("NEPSCO", a service company subsidiary), and an energy company subsidiary (collectively, the "System").

Item 1.  Description of Proposed Transactions:
---------------------------------------------

INTRODUCTION

  The Commission, by its Order dated May 15, 1995, HCAR No. 35-26291, (the
"May Order"), authorized NEERI to invest an amount not exceeding $10 million in research and development activities (the "Development Activities") for exploring potential investments in exempt wholesale generators as defined in
Section 32 of the Act (each, an "EWG") and foreign utility companies as defined in Section 33 of the Act (each, a "FUCO").

  Neither NEES nor any subsidiary currently has an ownership interest in an EWG or FUCO as defined in Sections 32 and 33 of the Act. Additionally, neither NEES nor any subsidiary is a party to, or has any rights under, a service, sales or construction agreement with an EWG or FUCO.

  In its Application/ Declaration (File No. 70-8555), NEERI stated that it
(i) would not use any funds authorized for Development Activities to acquire an interest in the business of any EWG or FUCO within the meaning of the Act and
(ii) would not invest in any EWG or FUCO project, investment in which requires the Commission's approval under the Act, without requesting and receiving such
approval.   By this Application/Declaration, NEES and NEERI propose to engage in acquiring, financing and owning the securities of (or other interests in the business of) FUCOs as defined in Section 33 of the Act and EWGs as defined in
Section 32 of the Act (each, an "Exempt Company") either directly or through a "Project Parent" structure as discussed in detail below.

PART I

  In the May Order, the Commission authorized NEES and NEERI to make investments in EWGs and FUCOs without prior Commission approval to the extent that such approval is not required under the Act, and any applicable rules and
regulations promulgated thereunder.   The applicants are now seeking Commission
authorization to make EWG and FUCO acquisitions and financings without applying for and receiving project specific authorizations from the Commission.

  NEES and NEERI hereby seek authority, within the limitations set forth in this filing, to (i) acquire interests in, finance the acquisition, and hold the securities, of one or more Exempt Companies, either directly, or indirectly through a Project Parent as discussed below, without filing specific project applications. The applicants propose the following limitations on such authority: first, the full amount of any such investment or financing, as well as any authorized guarantees or assumptions of liability, shall be counted as part of the Total Authority (defined in Part II, B, below); second, no such investment or financing will be made unless at the time of the investment or financing (and after giving effect thereto), NEES' "aggregate investment" (determined in accordance with Rule 53(a)(1)(i)) in EWGs, FUCOs and Project Parents does not exceed 50% of the system's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) in compliance with the provisions set forth in Rule 53 under the Act. The applicants will comply with all other applicable rules under the Act, including, without limitation, such rules which may be promulgated in the future pursuant to Section 33.

  NEES and NEERI have found that the ability to respond quickly to investment opportunities in Exempt Companies and to acquire interests in, finance the acquisition and hold securities of Project Parents through which such investments in Exempt Companies are often made, is advantageous and believe that the authority being requested herein will enable them to effectively compete in this market in accordance with the principles of the Energy Policy Act of 1992. Furthermore, since any investment in an Exempt Company or Project Parent which is authorized hereunder will be subject to the proposed Total Authority limitation, as well as the requirements of Rule 53, this authorization will not have a detrimental effect on the NEES holding company system's finances.

  NEES and NEERI are in compliance with the criteria of Rule 53 under the Act (see Part II, F, below). Before proceeding with the financing of an investment in an Exempt Company or a Project Parent, NEES and NEERI shall take the following steps to ensure continuing compliance with Section 32 and Section 33 and the regulations promulgated thereunder with regard to financing investments in EWGs and FUCOs, including, without limitation, the criteria in Rule 53. Specifically, all personnel of NEERI or NEERI's affiliates responsible for evaluating potential Exempt Company investments will be fully informed of the requirements of Section 32, Section 33 and Rule 53. Second, in connection with evaluating an investment in an Exempt Company, the personnel of NEERI or NEERI's affiliates responsible for evaluating potential Exempt Company investments shall prepare, for internal review, an analysis of the impact of the proposed investment on the requirements of Rule 53(a) and (b). Third, after preparing an analysis of the proposed investment, the personnel of NEERI or NEERI's affiliates responsible for evaluating the investment will consult with in-house counsel or outside counsel to confirm compliance with the requirements of Section 32 and Section 33 and the rules and regulations promulgated thereunder.

PART II

A.     Formation of Project Parents

  To facilitate the acquisition and ownership of Exempt Companies, NEES and NEERI seek authority to organize, form or acquire, and to liquidate, dissolve or sell, in whole or in part, subsidiary companies which are not Exempt Companies (each, a "Project Parent"). Project Parents shall engage, directly or indirectly, and exclusively, in the business of owning and holding the interests and securities of one or more Exempt Companies and in project development activities relating to the acquisition of such interests and securities and the underlying electrical generation, transmission and distribution projects ("Investment Projects"). The authority requested by NEES and NEERI in this filing is similar to that granted by the Commission in its Orders dated August 3 1994 (HCAR 35-26096), November 3, 1994 (HCAR 35-26156), and July 6, 1995 (HCAR 35-26326.)

  Project Parents shall be special purpose domestic or foreign corporations, partnerships or limited liability companies (or the equivalent of such entities in the foreign country where such Project Parent may be formed). NEES and NEERI request authority to form Project Parents (a) to facilitate making bids or submitting proposals to acquire interests in Exempt Companies,
(b) in order to facilitate and/or close on the acquisition or financing of interests in Exempt Companies, or (c) at any time subsequent to the acquisition of an interest in an Exempt Company. Project Parents may also be formed to participate in joint ventures with nonassociates for the purpose of owning interests in Exempt Companies and/or engaging in Investment Projects.

  NEES and NEERI believe that the organization, formation or acquisition of one or more Project Parents may facilitate, among other things, minimization of tax liabilities, both U. S. and foreign, bidding on interests in Exempt Companies through joint ventures, compliance with applicable foreign laws limiting ownership of domestic entities by foreign entities, protection from certain business risks, sales or adjustments of interests among or by the members of joint ventures involved in acquiring an interest in an Exempt Company, and other lawful purposes.

  The applicants request authority for any Project Parent to issue securities to NEES and/or NEERI and for NEES and/or NEERI to acquire such securities. Such securities may take the form of capital stock or shares, debt securities, trust certificates, partnership interests or other equity or participation interests.

  NEERI and NEES also request that NEERI and Project Parents have the authority to provide Project Parent's and Project Parent subsidiaries, with all services necessary or desirable for their operations, including, without limitation, management, engineering, employment, administrative, tax, consulting, accounting, and computer and software support. The Project Parents, their subsidiaries, and/or NEERI will not provide such services for any associate company which derives, directly or indirectly, any material part of its income from sources within the United States, and which is a public utility company operating within the United States, other than as authorized by the Commission in a separate order or orders. Accordingly, NEES and NEERI request that such services provided by NEERI and/or Project Parents and their subsidiaries to Project Parents or their subsidiaries be exempt from the standards of section 13(b) of the Act and the rules and regulations under such section.

  Within 45 days after NEES or NEERI, as the case may be, determines that the purpose for owning any Project Parent no longer exists (whether due to termination of a proposed project acquisition, loss of a bid, change of law, or otherwise), it shall (to the extent it is able to do so) liquidate or dissolve such Project Parent, unless, within that time, NEES or NEERI, as the case may be, determines that such Project Parent may be used in connection with a proposal or plan to develop or acquire an interest in an Exempt Company different from that originally intended.

B.     Investments in Project Parents and Exempt Companies

  NEES proposes to finance, from time to time through December 31, 1998, the activities of NEERI and Project Parents for the purposes set forth in this Application/Declaration in the form of investments ("NEES Investments"). Such NEES Investments may take the form of purchases of capital shares, partnership interests, trust certificates (or the equivalent of any of the foregoing under the laws of foreign jurisdictions), capital contributions, subordinated loans evidenced by subordinated promissory notes substantially in the form of Exhibit B hereto; open account advances; guarantees, bid bonds or other credit support to secure obligations incurred by NEERI and/or Project Parents in connection with Exempt Company investments, or of NEERI's undertaking to contribute equity to a Project Parent; and reimbursement agreements with banks entered into to support letters of credit delivered as security for NEES' or NEERI's equity contribution obligation to a Project Parent or otherwise in connection with a Project Parent's or NEERI's Exempt Company project development activities.
NEES Investments, together with the Non-Recourse Debt and Exempt Company Investments (both as defined below), will not exceed a principal amount of $60 million in the aggregate outstanding at any one time (the "Total Authority"). No NEES Investment will be made unless at the time of the NEES Investment (and after giving effect thereto), NEES' "aggregate investment" (determined in accordance with Rule 53(a)(1)(i)) in EWGs, FUCOs and Project Parents (inclusive of the Non-Recourse Debt and Exempt Company Investments, both as defined below) does not exceed 50% of NEES' "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) in compliance with the provisions set forth in Rule 53 under the Act.

  On occasion, NEES or NEERI may acquire, or anticipate acquiring, an ownership interest in an Exempt Company directly and not through a Project Parent. In such event, it may be necessary or desirable for NEES or NEERI to guarantee the indebtedness or other obligations of, or to assume the liabilities of, the Exempt Company, or to deliver a guarantee or letter of credit to a third party in support of an equity contribution obligation to, or otherwise in connection with project development activities for, such Exempt Company. Even where NEES or NEERI acquires an interest in an Exempt Company indirectly through a Project Parent (or, in the case of NEES, through NEERI), it may be necessary on occasion for NEES or NEERI to directly guarantee the
indebtedness, or to assume the liabilities, of the Exempt Company.   Therefore,
NEES and NEERI request authority to, from time to time through December 31, 1998, (i) guarantee the indebtedness or other obligations of one or more Exempt Companies; (ii) assume the liabilities of one or more Exempt Companies; and/or
(iii) enter into guarantees and letters of credit reimbursement agreements in support of equity contribution obligations to, or otherwise in connection with project development activities for, one or more Exempt Companies ("Exempt Company Investments"). Any such guarantees, reimbursement agreements and letters of credit would have the terms specified below. The aggregate amount of such Exempt Company Investments, together with the NEES Investments and the Non-Recourse Debt, will not exceed the Total Authority in the aggregate outstanding at any one time. No Exempt Company Investment will be made unless at the time of the Exempt Company Investment (and after giving effect thereto), NEES' "aggregate investment" (determined in accordance with Rule 53(a)(1)(i)) in EWGs, FUCOs and Project Parents (inclusive of the Non-Recourse Debt and NEES Investments) does not exceed 50% of NEES' "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) in compliance with the provisions set forth in Rule 53 under the Act.

  NEES and NEERI propose that the amount of the Total Authority be reduced from time to time by the amount of NEES Investments and/or Exempt Company Investments made, and/or by the amount of Non-Recourse Debt issued, and be increased from time to time by: (1) proceeds received upon the sale, liquidation, repayment or other disposition of any NEES Investment or Exempt Company Investment; (2) proceeds generated from NEERI's or Project Parents' activities in connection with their investments in Exempt Companies or any particular Investment Project in which NEERI or NEES has an interest, directly or indirectly; (3) the reimbursement of such NEES Investments or Exempt Company Investments out of the proceeds of any third party financing of NEERI's or Project Parents' activities or any particular Investment Project in which NEERI or NEES, directly or indirectly, has an interest; or (4) the extent to which Non-Recourse Debt has been paid.

  NEES Investments may be made from NEES to NEERI and/or Project Parents directly or indirectly. Any open account advance made by NEES will be non-interest bearing and shall have a maturity not exceeding one year. Any promissory note issued to NEES by NEERI or a Project Parent, or to NEERI by a Project Parent, and any promissory note or other similar evidence of indebtedness issued by a Project Parent to a person other then NEES or NEERI with respect to which NEES or NEERI may issue a guarantee, would mature not later than 30 years after the date of issuance thereof, and would bear interest at a rate (a) not greater than the prime rate of a bank to be designated by NEES in the case of a promissory note issued to NEES or NEERI, and (b) in the case of any note or similar evidence of indebtedness issued to a person other than NEES or NEERI and guaranteed by NEES or NEERI, at a rate not in excess of the greater
of (1) if such note or other indebtedness is     U. S. dollar denominated, the
greater of (i) 250 basis points above the greater of (A) the lending bank's or other recognized prime rate and (B) 50 basis points above the federal funds rate, (ii) 400 basis points above the specified London Interbank Offered Rate plus any applicable reserve requirement, or (iii) a negotiated fixed rate which, in any event, would not exceed 500 basis points above the 30 year "current coupon" treasury bond rate; and (2) if such note or other indebtedness is denominated in the currency of a foreign nation, at a fixed or floating rate which, when adjusted (i.e., reduced) for the prevailing rate of inflation in such nation, as reported in official indices published by such nation, would be equivalent to a rate on a U. S. dollar denominated borrowing of identical average life that does not exceed 10% over the highest rate set forth in (1) above.

  Any promissory note issued by NEERI or any Project Parent to NEES, or by any Project Parent to NEERI, may, at the option of the holder of such promissory note, be converted to a capital contribution to the issuer of such promissory note by such holder's forgiveness of the indebtedness evidenced by the note.

  Any reimbursement agreement supporting a letter of credit would have a term not in excess of 30 years. Drawings under any such letter of credit would bear interest at not more than 5% above the prime rate of the letter of credit bank as in effect from time to time, and letter of credit fees would not exceed 1% annually of the face amount of the letter of credit.

  Any investment by NEES or NEERI in the capital shares or other equity securities of a Project Parent that have a stated par value will be in an amount equal to or greater than such par value. Any direct or indirect investment by NEES and/or NEERI in any Project Parent would occur only if, at the time thereof and after giving effect thereto, (1) the Total Authority is not exceeded, and
(2) NEES' "aggregate investment", determined in accordance with Rule 53(a)(1)(i), in all FUCOs, EWGs and Project Parents would not exceed 50% of NEES' "consolidated retained earnings", as defined in Rule 53(a)(1)(ii). Any direct or indirect investment by NEES and/or NEERI in any particular Project Parent would be limited to an amount which does not exceed that reasonably required in connection with making the underlying investment in any Exempt Company with respect to which such Project Parent was organized or formed, taking into account development expenditures, working capital needs and cash reserves required to be maintained in accordance with any related financing agreements.

C.     Securities Issued to Third Parties

  NEES and NEERI request authority for each Project Parent to issue, from time to time, stock, promissory notes, commercial paper or other debt or equity securities to entities other than NEES or NEERI (and with respect to which there is no recourse to NEES or NEERI except to the extent that NEES or NEERI may guarantee payment of such securities pursuant to the authorization requested in this filing), including, without limitation, banks, insurance companies and other financial institutions, exclusively for the purpose of financing or refinancing investments in, and project development activities for, Exempt Companies ("Non-Recourse Debt"). The applicants propose that Non-Recourse Debt be issued in one or more transactions from time to time through the earlier to occur of (i) December 31, 1998, and (ii) the effective date of any rule or regulation under the Act exempting such transactions from the requirement for prior Commission authorization.

  The aggregate principal amount of Non-Recourse Debt issued, together with NEES Investments and Exempt Company Investments, will not exceed the Total Authority in the aggregate outstanding at any one time. No Non-Recourse Debt will be issued unless at the time of such issuance (and after giving effect thereto), NEES' "aggregate investment" (determined in accordance with Rule 53(a)(1)(i)) in EWGs, FUCOs and Project Parents (inclusive of the Exempt Company Investments and NEES Investments) does not exceed 50% of NEES' "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) in
compliance with the provisions set forth in Rule 53 under the Act.   Any or all
of such Non-Recourse Debt may be denominated in currencies other than U. S. dollars. In any case in which NEES and NEERI together own less than all of the equity interests of a Project Parent, only that percentage of the non-recourse indebtedness of such Project Parent equal to NEES' and NEERI's combined equity ownership percentage shall be included for purposes of the foregoing limitation. The applicants anticipate that fees in the form of placement or commitment fees, or other similar fees, would be paid to lenders, placement agents or other third parties in connection with the issuance of any such Non-Recourse Debt.

  The applicants propose that any equity securities issued by each Project Parent to any third party may include capital shares, partnership interests, trust certificates or the equivalent of any of the foregoing under applicable foreign law. Debt securities issued to third parties may include secured and unsecured promissory notes, subordinated notes, bonds or other evidence of indebtedness. Securities issued by each Project Parent may be denominated in either U.S. dollars or foreign currencies.

  The amount and type of such Non-Recourse Debt securities, and the terms thereof, including (in the case of any indebtedness) interest rate, maturity, prepayment or redemption privileges and the terms of any collateral security granted with respect thereto, would be negotiated in arms length transactions on a case by case basis, taking into account differences from project to project in optimum debt-equity ratios, projections of earnings and cash flow, depreciation lives and methods and other similar financial and performance characteristics of each project. The applicants request the authority to negotiate the terms and conditions of such Non-Recourse Debt securities without
further approval by the Commission.   Notwithstanding the foregoing, no equity
security having a stated or par value would be issued or sold by a Project Parent for a consideration that is less than such stated or par value. Further, any note, bond or other evidence of indebtedness issued or sold by a Project Parent will mature not later than 30 years from the date of issuance thereof, and will bear interest at a rate not in excess of the greater of (1) if such note, bond or other indebtedness is U. S. dollar denominated, the greater of
(i) 250 basis points above the greater of (A) the lending bank's or other recognized prime rate and (B) 50 basis points above the federal funds rate, (ii) 400 basis points above the specified London Interbank Offered Rate plus any applicable reserve requirement, or (iii) a negotiated fixed rate which, in any event, would not exceed 500 basis points above the 30 year "current coupon" treasury bond rate; and (2) if such note, bond or other indebtedness is denominated in the currency of a foreign nation, at a fixed or floating rate which, when adjusted (i.e., reduced) for the prevailing rate of inflation in such nation, as reported in official indices published by such nation, would be equivalent to a rate on a U. S. dollar denominated borrowing of identical average life that does not exceed 10% over the highest rate set forth in (1) above.

  The applicants request authority for any Project Parent and/or NEERI to agree in any case to pay placement or commitment fees, and other similar fees, in connection with such issuance, provided that the aggregate amount of any such fees (i) payable at or about the time of issuance of the securities would not exceed 4% of the stated or principal amount thereof and (ii) payable thereafter would not cause the effective annual interest charge on such securities to exceed 115% of the stated interest rate thereon.

  In connection with investments in Exempt Companies, a portion of the capital requirements of any such Exempt Company would typically be obtained through non-recourse financing involving borrowings from banks and other financial institutions. In some cases, however, it may be necessary or desirable to structure an investment in an Exempt Company such that the obligations created are not those of the Exempt Company but instead those of its parent companies. For example, in a consortium of non-affiliated companies bidding to purchase an interest in an Exempt Company, each consortium member would ordinarily be obligated to fund its respective share of the proposed purchase price. If external sources of funds are needed for this purpose, a consortium participant may choose to engage in non-recourse financing through one or more single purpose subsidiaries that would then utilize the proceeds of the financing to acquire an interest in the Exempt Company. The applicants believe that such external financing by a Project Parent involves the same issues as are involved when an Exempt Company carries out such external financing, in terms of the possible adverse impacts upon the financial integrity of a registered holding company system. Therefore, where the proceeds of such an external financing (or refinancing) are used to invest in an Exempt Company, without direct or indirect recourse to NEES or NEERI with respect to the securities issued or sold (except to the extent that NEES or NEERI may guarantee payment of such securities pursuant to the authorization requested in this filing), there is no basis for any adverse findings under Sections 6, 7 and/or 12 of the Act, provided that, at the time the securities are issued, there is full compliance with Rule 53.

D.     Pledge or Grant of Security Interests

  NEES and NEERI anticipate that, in connection with the issuance of debt securities by any Project Parent, it may be necessary for such Project Parent to pledge and/or grant a security interest in its assets. Such pledge or grant of a security interest may include, without limitation, the shares or other equity securities of any Exempt Company or Project Parent, including, without limitation, a security interest in any distributions from any such Exempt Company or Project Parent, or a collateral assignment of its rights under, and interests in, its other property, including, without limitation, any rights under any power purchase agreement, fuel supply agreement or other project agreement or contract to which it is a party. The applicants hereby request authority for such pledges and/or grants to be made.

E.     Source of Funds

  NEES would obtain the funds for any direct or indirect investment in any Project Parent or Exempt Company from available cash or as the Commission may otherwise authorize by separate order. Neither NEES nor NEERI is requesting authority herein to issue any additional securities for the purpose of funding the acquisition of any Project Parents or Exempt Companies.

F.     Compliance with Rule 53

  NEES and NEERI submit that all of the criteria of Rule 53 under the Act with respect to the proposed transactions are satisfied.

  (i) Any investment by NEES and/or NEERI in any Exempt Company and/or Project Parent would occur only if, at the time thereof and after giving effect thereto, NEES' "aggregate investment", determined in accordance with Rule 53(a)(1)(i), in all FUCOs, EWGs and Project Parents does not exceed 50% of NEES' "consolidated retained earnings", as defined in Rule 53(a)(1)(ii). The average consolidated retained earnings for NEES and its subsidiaries, as reported for the four most recent quarterly periods in NEES' Quarterly Reports on Form 10-Q for the quarters ended December 31, 1994, March 31, 1995, June 30, 1995 and September 30, 1995, as
       filed under the Securities Exchange Act of 1934, was approximately $793,259,000. At present, NEES' and its subsidiaries' aggregate investment (determined in accordance with Rule 53(a)(1)(i)) in FUCOs, EWGs and Project Parents is zero. Accordingly such NEES' aggregate investment in Exempt Companies and/or Project Parents, assuming the Total Authority requested herein is granted and invested in Exempt Companies and/or Project Parents, would be approximately 8% of such average consolidated retained earnings, which is below the 50% limitation in Rule 53.

  (ii) NEES and NEERI shall comply with the recordkeeping requirements of Rule 53(a)(2). NEES and NEERI shall maintain books and records enabling them to identify investments in, and earnings from, any

       EWG or FUCO in which they directly or indirectly hold an interest. For each United States EWG in which NEES or NEERI directly or indirectly holds an interest: (a) the books and records of such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP"); (b) the financial statements of such EWG will be prepared in conformity with GAAP; and (c) NEES undertakes to provide the Commission, directly or through NEES' subsidiaries, access to such books and records and financial statements as the Commission may request. For each FUCO or foreign EWG which is a "majority-owned subsidiary company" (as defined in Rule 53(a)(2)) of NEES: (a) the books and records of such entity will be kept in conformity with GAAP; (b) the financial statements for such entity will be prepared in conformity with GAAP; and (c) NEES undertakes to provide the Commission, directly or through NEES' subsidiaries, access to such books and records and financial statements, or copies thereof in English, as the Commission may request. For each FUCO or foreign EWG which is not a "majority-owned subsidiary company" (as defined in Rule 53(a)(2)) of NEES, NEES directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause: (a) such entity to keep its books and records in conformity with GAAP; (b) the financial statements of such entity to be prepared in accordance with GAAP; and (c) access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request and, in any event, NEES will provide the Commission on request copies of such materials as are made available to NEES and/or its subsidiaries.
       If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, NEES will, upon request of the Commission, describe and quantify for the Commission each material variation from GAAP as and to the extent required by Rule 53(a)(2)(iii)(A) and Rule 53(a)(2)(iii)(B).

    (iii) Pursuant to Rule 53(a)(3), no more than 2% of the employees of the domestic public utility subsidiaries of NEES will render services, at any one time, directly or indirectly, to EWGs or FUCOs in which NEES, directly or indirectly, holds an interest. Within such 2% limit, time expended by employees of domestic public utility subsidiaries of NEES in rendering services to EWGs, FUCOs, or Project Parents in which NEES, directly or indirectly, owns an interest, will not exceed an aggregate of 100 person-years without further authorization from the Commission. The accounting by the NEES system of such services will ensure that NEERI or the Project Parents, as the case may be, will be obligated to reimburse the appropriate domestic public utility subsidiary for any such services. In no event will the provision of such services adversely affect the rate base or the costs to ratepayers of any such domestic public utility subsidiary.

  (iv) In accordance with Rule 53(a)(4), NEES is simultaneously submitting copies of this Application/Declaration on Form U-1 to the Rhode Island Public Utilities Commission, the Massachusetts Department of Public Utilities, and the New Hampshire Public Utilities Commission, the only federal, state or local regulatory authorities having jurisdiction over the retail rates of any NEES operating utility subsidiary. In addition, NEES will, in future, submit copies of all Form U-1s, certificates of notification under Rule 24 of the Act, and Item 9 of each NEES Form U5S, including Exhibits G and H thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted), required to be so submitted under Rule 53(a)(4) to each federal, state or local regulatory authority having jurisdiction over the retail rates of any affected public-utility company (including the operating utility subsidiaries of NEES).

  (v) None of the provisions of Rule 53(b) render the provisions of Rule 53(a) unavailable for the proposed transactions for which authorization is requested herein.

       In accordance with Rule 53(b)(1), neither NEES nor any subsidiary of NEES has been the subject of a bankruptcy or other similar proceeding.

       NEES' average consolidated retained earnings for the four most recent quarterly periods were approximately $793,259,000 representing an increase of approximately 5% from the average consolidated retained earnings for the previous four quarterly periods (approximately $756,229,000). Therefore, Rule 53(b)(2) has been satisfied.

       Since NEES has not, directly or indirectly, invested in any EWGs or FUCOs to date, NEES had no operating losses in the previous fiscal year attributable to direct or indirect investments in EWGs or FUCOs; therefore, Rule 53(b)(3) has been satisfied.

G.    Rule 24 Filings

  NEERI (on behalf of itself, NEES, and the Project Parents) will provide the Commission on a quarterly basis within 60 days of the end of each calendar quarter, a certificate of notification pursuant to Rule 24 under the Act ("Certificate"). Such Certificate will (a) identify (i) each debt and equity investment made by NEES and/or NEERI, directly or indirectly, in any Project Parent or Exempt Company in the previous quarter, (ii) each guarantee by NEES and/or NEERI of the securities of an Exempt Company or Project Parent, (iii) each reimbursement agreement underlying a letter of credit issued with respect to the activities of any Exempt Company or Project Parent, and (iv) each agreement by NEES and/or NEERI to contribute equity to, or assume the liabilities of, any Exempt Company or Project Parent, unless otherwise disclosed; (b) indicate the amount and type of such investment or other instrument; and (c) generally identify the project with respect to which such investment or other instrument was made or executed. Such Certificates will also describe in reasonable detail the amount, type and terms (including interest rate, maturity, and the basis for inflation adjustment in the case of indebtedness denominated in any currency other than U. S. dollars) of securities issued by any Project Parent to third persons. Pursuant to Section 22 and Rule 104, NEERI may request confidential treatment for information contained in Certificates which is commercially sensitive or proprietary.

Item 2.  Fees, Commissions and Expenses
--------------------------------------

  Fees, commissions, and expenses to be incurred in connection with the transactions contemplated by this Application/Declaration are not expected to exceed $1,000,000. This amount includes a $2,000 filing fee paid by wire transfer to the Commission at the time of filing this Application/Declaration.

Item 3.  Applicable Statutory Provisions
----------------------------------------

  The sections of the Act and rules or exemptions thereunder that are believed to be applicable to the transactions are: Sections 6(a), 7, 9(a), 10, 12, 13, 32, 33, and Rules 45 and 53, all relating to the authority for NEES and NEERI to undertake the transactions proposed herein.

Item 4.  Regulatory Approval
----------------------------

  No Federal or state commission or regulatory body, other than the Commission, has jurisdiction over the proposed transactions.

Item 5.  Procedure
------------------

  The Applicants request that the Commission take action with respect to this Application/Declaration without a hearing being held, on or before March 1, 1996, or as soon thereafter as practicable.

  The Applicants (i) do not request a recommended decision by a hearing officer, (ii) do not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's Order and the date on which it is to become effective.

Item 6.  Exhibits:
------------------

  (a)  Exhibits

        B   Form of Subordinated Note

       *F   Opinion of Counsel

       *G-1 Financial Data Schedule for NEERI

       *G-2 Financial Data Schedule for NEES (Parent Company Only)

       *G-3 Financial Data Schedule for NEES (Consolidated)

        H   Proposed Form of Notice

  (b)  Financial Statements

       *1-A Balance Sheet of NEES at December 31, 1995, Actual and Pro Forma (Parent Company Only)

       *1-B Statement of Income and Retained Earnings for NEES for twelve months ended December 31, 1995, Actual and Pro Forma (Parent Company Only)

       *2-A Consolidated Balance Sheet of NEES at December 31, 1995, Actual and Pro Forma

       *2-B Statement of Consolidated Income for NEES for twelve months ended December 31, 1995, Actual and Pro Forma

       *3-A      Balance Sheet of NEERI at December 31, 1995, Actual and Pro
                 Forma

       *3-B Statement of Loss and Retained Deficit for NEERI for twelve months ended December 31, 1995, Actual and Pro-Forma


  *To be filed by amendment

Item 7.  Environmental Effects
------------------------------

  The transactions proposed by this Application/Declaration do not involve a major Federal action significantly affecting the quality of the human environment.

                            SIGNATURE


  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application/Declaration on Form U-1 to be signed on their behalf, as indicated by the undersigned officers thereunto duly authorized by such companies.

                            NEW ENGLAND ELECTRIC SYSTEM


                            s/Michael E. Jesanis
                            _____________________________________
                            Michael E. Jesanis, Treasurer




                            NEW ENGLAND ELECTRIC RESOURCES, INC.


                            s/John G. Cochrane
                            _____________________________________
                            John G. Cochrane, Treasurer



Dated:  January 25, 1996







The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumed or shall be held to any liability therefore.